UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM F-X

A.           Name of issuer or person filing (“Filer”):                                                                                     Olympus Pacific Minerals Inc.

B.           (1) This is [check one]

[X] [ ]	an original filing for the Filer an amended filing for the Filer

C.           Identify the filing in conjunction with which this Form is being filed:

Name of registrant:                                           Olympus Pacific Minerals Inc.

Form type:  CB

File Number (if known):  0-52324

Filed by:    Olympus Pacific Minerals Inc.

Date Filed (if filed concurrently, so indicate):  Concurrently

D.           The Filer is incorporated or organized under the laws of Canada and has its principal place of business at (address in full and telephone number):

10 King Street East
Suite 500
Toronto, Ontario M5C 1C3
Canada

Telephone:  (416) 572-2525

E.           The Filer designates and appoints James Berns, (“Agent”) located at Berns & Berns, 767 Third Avenue, 23rd Floor, New York, New York 10017, telephone: (212) 332-3320, as the agent of the Filer upon whom may be served any process, pleadings, subpoenas, or other papers in

(a) any investigation or administrative proceeding conducted by the Commission; and

(b) any civil suit or action brought against the Filer or to which the Filer has been joined as defendant or respondent, in any appropriate court in any place subject to the jurisdiction of any state or of the United States or of any of its territories or possessions or of the District of Columbia, where the investigation, proceeding or cause of action arises out of or relates to or concerns (i) any offering made or purported to be made in connection with the securities registered or qualified by the Filer on Form CB on November 13, 2009 or any purchases or sales of any security in connection therewith; (ii) the securities in relation to which the obligation to file an annual report on Form 40-F arises, or any purchases or sales of such securities; (iii) any tender offer for the securities of a Canadian issuer with respect to which filings are made by the Filer with the Commission on Schedule 13E-4F, 14D-1F or 14D-9F; or (iv) the securities in relation to which the Filer acts as trustee pursuant to an exemption under Rule 10a-5 under the Trust Indenture Act of 1939.  The Filer stipulates and agrees that any such civil suit or action or administrative proceeding may be commenced by the service of process upon, and that service of an administrative subpoena shall be effected by service upon such agent for service of process, and that service as aforesaid shall be taken and held in all courts and administrative tribunals to be valid and binding as if personal service thereof had been made.

(c) its status as trustee with respect to securities registered on Form F-7, F-8, F-9, F-b, F-80, or SB-2 stipulates and agrees to appoint a successor agent for service of process and file an amended Form F-X if the Filer discharges the Agent or the Agent is unwilling or unable to accept service on behalf of the Filer at any time during which any of the securities subject to the indenture remain outstanding; and

(d) the use of Form 1-A or other Commission form for an offering pursuant to Regulation A stipulates and agrees to appoint a successor agent for service of process and file an amended Form F-X if the Filer discharges the Agent or the Agent is unwilling or unable to accept service on behalf of the Filer at any time until six years have elapsed from the date of the last sale of securities in reliance upon the Regulation A exemption.

F.           Each person filing this Form, other than a trustee filing in accordance with General Instruction I. (a) of this Form, undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to: the Forms, Schedules and offering statements described in General Instructions I. (a), I. (b), I. (c), I. (d) and I. (f) of this Form, as applicable; the securities to which such Forms, Schedules and offering statements relate; and the transactions in such securities.

The Filer certifies that it has duly caused this power of attorney, consent, stipulation and agreement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Toronto, Province of Ontario, Canada, this 13th day of November, 2009.

Filer:                      Olympus Pacific Minerals Inc.

By: _/s/ David A. Seton____________
         David A. Seton
         Chief Executive Officer

This statement has been signed by the following person in the capacity and on the date indicated.

_______/s/ James Berns_________________________
(Signature)

________James Berns____________________________________
James Berns
Agent

___________________November 12, 2009__________________________
Date